                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                     FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



    (Mark One)


    [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the fiscal year ended December 31, 1996


                                          OR


    [    ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the transition period from                  to
                                   ------------------  -------------------

    Commission File Number  33-44282


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       HONEYWELL  RETIREMENT  INVESTMENT  PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   HONEYWELL  INC.
                                   Honeywell  Plaza
                            Minneapolis,  Minnesota  55408

Included herewith and set forth on pages 2 to 10 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedules for the Year Ended December 31, 1996 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT
INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995
AND INDEPENDENT AUDITORS' REPORT

HONEYWELL RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Benefits, December 31,
       1996 and 1995                                                       2-3
     Statements of Changes in Net Assets Available for Benefits,
       Years Ended December 31, 1996 and 1995                              4-5
     Notes to Financial Statements                                          6

INDEPENDENT AUDITORS' REPORT

Honeywell Retirement Investment Plan

We have audited the accompanying financial statements of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1996 and 1995 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Minneapolis, Minnesota
June 20, 1997

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
-------------------------------------------------------------------------------




                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                            ---------------------------------------------------------------------------------------
                                            GOVERNMENT SHORT-TERM      BONDS      STOCKS                    HONEYWELL    UNITED
                                   COMBINED       INCOME       BOND        PLUS        PLUS         S&P 500       STOCK      INCOME
                                     TOTAL         FUND        FUND        FUND        FUND           FUND        FUND        FUND
ASSETS:
  Investments in Master Trusts    $ 3,376,714    $  844,951   $  3,729    $  7,435    $ 977,528     $ 588,264    $ 571,403  $     2
  Investments in First Trust          127,246
  Other receivables                    18,308        17,771                     62          475
                                  -----------    ----------   --------    --------    ---------     ---------    ---------  -------
        Total assets                3,522,268       862,722      3,729       7,497      978,003       588,264      571,403        2

LIABILITIES:
  Administration fees payable           1,281           373         32          44          453           379
  Other payables                       18,682        17,771          6          92          749            64
                                  -----------    ----------   --------    --------    ---------     ---------
        Total liabilities              19,963        18,144         38         136        1,202           443
                                  -----------    ----------   --------    --------    ---------     ---------    ---------  -------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR         $ 3,502,305    $  844,578   $  3,691    $  7,361    $ 976,801     $ 587,821    $ 571,403  $     2
                                  -----------    ----------   --------    --------    ---------     ---------    ---------  -------
                                  -----------    ----------   --------    --------    ---------     ---------    ---------  -------


                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                            ---------------------------------------------------------------------------------------
                                                                      T. ROWE      T. ROWE       T. ROWE
                                                          VANGUARD     PRICE        PRICE         PRICE
                                    COLUMBIA                WORLD   INTERNATIONAL  SMALL CAP      EQUITY
                                    SPECIAL      JANUS      GROWTH     STOCK       VALUE          INCOME      ISOLATED   PARTICIPANT
                                     FUND         FUND       FUND       FUND        FUND           FUND        FUNDS        LOANS
                                  ---------   ----------   --------   --------   ---------     ---------     ---------  -----------
ASSETS:
  Investments in Master Trusts    $  72,394    $  46,248   $ 41,039   $ 33,083   $  18,495      $  7,246                 $  164,897
  Investments in First Trust                                                                                $  127,246
  Other receivables
                                  ---------   ----------   --------   --------   ---------     ---------     ---------    ---------
        Total assets                 72,394       46,248     41,039     33,083      18,495         7,246       127,246      164,897

LIABILITIES:
  Administration fees payable
  Other payables
        Total liabilities

NET ASSETS AVAILABLE FOR          ---------   ----------   --------   --------   ---------     ---------     ---------    ---------
  BENEFITS AT END OF YEAR         $  72,394    $  46,248  $  41,039  $  33,083   $  18,495      $  7,246    $  127,246    $ 164,897
                                  ---------   ----------   --------   --------   ---------     ---------     ---------    ---------
                                  ---------   ----------   --------   --------   ---------     ---------     ---------    ---------



See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
-------------------------------------------------------------------------------

                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                                              -------------------------------------------------------------------------------------
                                              GOVERNMENT SHORT-TERM   BONDS      STOCKS                HONEYWELL   UNITED  COLUMBIA
                                   COMBINED     INCOME      BOND      PLUS        PLUS       S&P 500    STOCK      INCOME   SPECIAL
                                    TOTAL        FUND       FUND      FUND        FUND        FUND       FUND        FUND     FUND
ASSETS:
  Investments in Master Trusts  $ 3,944,720  $ 1,000,732  $  7,115  $  4,963  $ 1,205,648  $  592,621  $ 743,904  $  6,818 $ 69,803
  Investments at First Trust        106,235
  Contributions receivable           10,154          980        70                    560         772      7,190        10       96
  Other receivables                   9,577        9,251        44         5          277
                                -----------  -----------  --------  --------  -----------  ----------  ---------  -------- --------
        Total assets              4,070,686    1,010,963     7,229     4,968    1,206,485     593,393    751,094     6,828   69,899

LIABILITIES:
  Administration fees payable           617          197         5         2          278         135
  Other payables                      9,916        9,251        47         6          655        (43)
                                -----------  -----------  --------  --------  -----------  ----------
        Total liabilities            10,533        9,448        52         8          933          92
                                -----------  -----------  --------  --------  -----------  ----------  ---------  -------- --------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR       $ 4,060,153  $ 1,001,515  $  7,177  $  4,960  $ 1,205,552  $  593,301  $ 751,094  $  6,828 $ 69,899
                                -----------  -----------  --------  --------  -----------  ----------  ---------  -------- --------
                                -----------  -----------  --------  --------  -----------  ----------  ---------  -------- --------


                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                                ---------------------------------------------------------------------------------------------------
                                                                          T. ROWE     T. ROWE     T. ROWE
                                                            VANGUARD       PRICE       PRICE       PRICE
                                                SCUDDER       WORLD   INTERNATIONAL  SMALL CAP     EQUITY
                                    JANUS    INTERNATIONAL   GROWTH       STOCK        VALUE       INCOME    ISOLATED    PARTICIPANT
                                     FUND         FUND        FUND         FUND         FUND        FUND       FUNDS        LOANS
ASSETS:
  Investments in Master Trusts    $  45,588     $  8,062 $  39,836 $  68,552     $  8,637    $ 14,137                      $ 128,304
  Investments at First Trust                                                                              $ 106,235
  Contributions receivable              105           22        80       209           20          40
  Other receivables
                                  ---------     -------- --------- ---------     --------    --------  --------- ---------
        Total assets                 45,693        8,084    39,916    68,761        8,657      14,177    106,235   128,304

LIABILITIES:
  Administration fees payable
  Other payables
        Total liabilities

NET ASSETS AVAILABLE FOR          ---------     -------- --------- ---------     --------    --------  --------- ---------
  BENEFITS AT END OF YEAR         $  45,693     $  8,084 $  39,916 $  68,761     $  8,657    $ 14,177  $ 106,235 $ 128,304
                                  ---------     -------- --------- ---------     --------    --------  --------- ---------
                                  ---------     -------- --------- ---------     --------    --------  --------- ---------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------



                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                                              -------------------------------------------------------------------------------------
                                              GOVERNMENT  SHORT-TERM    BONDS     STOCKS                HONEYWELL   UNITED COLUMBIA
                                   COMBINED    INCOME         BOND       PLUS      PLUS      S&P 500      STOCK     INCOME  SPECIAL
                                     TOTAL       FUND         FUND       FUND      FUND        FUND        FUND      FUND     FUND
NET INVESTMENT INCOME
  IN MASTER TRUSTS              $   588,644  $   47,449   $ (22,782)  $  1,327  $ 153,088   $ 140,465   $ 210,418   $  506 $  8,906

CONTRIBUTIONS:
  Employer contributions              4,424                                                                 4,424
  Rollover contributions            117,293     (4,308)                           (7,759)          44       (716)     (85)     (85)
  Employee pretax contributions      24,903       7,189          260        81      3,849       4,336       4,483      106      663
                                -----------  ----------   ----------  --------  ---------   ---------   ---------   ------ --------
   Total contributions             146,620       2,881          260        81    (3,910)       4,380       8,191       21      578

TRANSFERS FROM (TO) OTHER
  FUNDS                                          68,940        2,000     2,538     44,505      55,485   (168,751)             1,253
                                -----------  ----------   ----------  --------  ---------   ---------   ---------   ------  -------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                     735,263     119,269     (20,522)     3,945    193,684     200,330      49,858      527   10,737

LOANS:
  Repayments                                     16,090          457         7      7,518      13,283       9,032       85      291
  Distributions                                 (6,304)                           (7,828)    (10,606)     (1,362)

DISTRIBUTIONS TO PARTICIPANTS (1,281,562)   (284,202)       17,008     (866)  (417,344)   (205,452)   (236,595)  (7,433)  (8,481)

  TRUSTEES' AND ADMINISTRATIVE
  FEES                             (11,549)     (1,790)        (429)     (685)    (4,781)     (3,035)       (624)      (5)     (52)
                                -----------  ----------   ----------  --------  ---------   ---------   ---------   ------  -------

INCREASE (DECREASE) IN NET
  ASSETS                          (557,848)   (156,937)      (3,486)     2,401  (228,751)     (5,480)   (179,691)  (6,826)    2,495

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                         4,060,153   1,001,515        7,177     4,960  1,205,552     593,301     751,094    6,828   69,899
                                -----------  ----------   ----------  --------  ---------   ---------   ---------   ------  -------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR       $ 3,502,305  $  844,578   $    3,691  $  7,361  $ 976,801   $ 587,821   $ 571,403   $    2 $ 72,394
                                -----------  ----------   ----------  --------  ---------   ---------   ---------   ------ --------
                                -----------  ----------   ----------  --------  ---------   ---------   ---------   ------ --------


                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                               -----------------------------------------------------------------------------------------------------
                                                                           T. ROWE    T. ROWE     T. ROWE
                                                            VANGUARD        PRICE       PRICE      PRICE
                                             SCUDDER         WORLD     INTERNATIONAL  SMALL CAP    EQUITY
                                  JANUS   INTERNATIONAL      GROWTH        STOCK        VALUE      INCOME    ISOLATED   PARTICIPANT
                                   FUND        FUND           FUND          FUND         FUND        FUND      FUNDS        LOANS
NET INVESTMENT INCOME
  IN MASTER TRUSTS             $   8,133    $    453      $   8,949     $   7,734     $  3,696    $  1,616               $  18,686

CONTRIBUTIONS:
  Employer contributions
  Rollover contributions            (85)                      (382)         (238)        (229)               $  41,203      89,933
  Employee pretax contributions    1,026         179            707         1,444          214         366
                               ---------    --------      ---------     ---------     --------   ---------   ---------    --------
    Total contributions              941         179            325         1,206         (15)         366      41,203      89,933

TRANSFERS FROM (TO) OTHER
  FUNDS                                      (2,701)          1,590         2,748       12,161         424    (20,192)
                               ---------    --------      ---------     ---------     --------   ---------   ---------    --------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                    9,074     (2,069)         10,864        11,688       15,842       2,406      21,011     108,619

  LOANS:
  Repayments                       1,644          27          1,709         2,657        1,433         594                (54,827)
  Distributions                                                                                                            26,100

DISTRIBUTIONS TO PARTICIPANTS    (10,122)     (6,039)       (11,398)      (49,986)      (7,431)     (9,922)               (43,299)

TRUSTEES' AND ADMINISTRATIVE
  FEES                              (41)         (3)           (52)          (37)          (6)         (9)
                               ---------    --------      ---------     ---------     --------   ---------   ---------    --------

INCREASE (DECREASE) IN NET
  ASSETS                             555     (8,084)          1,123      (35,678)        9,838     (6,931)      21,011      36,593

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                         45,693       8,084         39,916        68,761        8,657      14,177     106,235     128,304
                               ---------    --------      ---------     ---------     --------   ---------   ---------    --------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR      $  46,248    $      -      $  41,039     $  33,083     $ 18,495   $   7,246   $ 127,246    $164,897
                               ---------    --------      ---------     ---------     --------   ---------   ---------    --------
                               ---------    --------      ---------     ---------     --------   ---------   ---------    --------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------



                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                                      ----------------------------------------------------------------------------------------------
                                                                                                    FROZEN
                                           GOVERNMENT SHORT-TERM   BONDS   STOCKS                    FIXED      HONEYWELL     UNITED
                                COMBINED     INCOME      BOND      PLUS     PLUS        S&P 500      INCOME       STOCK       INCOME
                                  TOTAL        FUND      FUND      FUND     FUND         FUND         FUND         FUND        FUND
NET INVESTMENT INCOME
  IN MASTER TRUSTS             $  781,321  $  52,428  $  1,504  $   883  $  252,575   $ 148,087     $ 9,007    $ 265,758    $   863

CONTRIBUTIONS:
  Employee pretax contributions   144,165     39,831     2,662      451      27,160      24,419                   24,190        451
  Employer stock match             21,544                                                                         21,544
                               ---------- ----------  -------- --------  ----------   ---------    --------    ---------    -------
      Total contributions         165,709     39,831     2,662      451      27,160      24,419                   45,734        451

TRANSFERS FROM (TO) OTHER
  FUNDS                                      156,117       567     (15)      12,108      75,328    (190,344)       30,348     5,519
                               ---------- ----------  -------- --------  ----------   ---------    --------    ---------    -------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                   947,030    248,376     4,733    1,319     291,843     247,834    (181,337)      341,840     6,833

LOANS:
  Repayments                                  29,275     2,326       34       9,739      14,080                   12,992
  Distributions                              (30,319)   (3,361)    (183)    (21,682)    (16,119)     (4,453)     (10,813)

DISTRIBUTIONS TO PARTICIPANTS    (311,389)   (98,652)  (18,325)             (88,138)    (28,777)    (20,727)     (54,611)

TRUSTEES' AND ADMINISTRATIVE
  FEES                             (6,193)    (1,662)      (45)     (13)     (2,221)       (977)       (367)        (669)       (5)
                               ---------- ----------  -------- --------  ----------   ---------    --------    ---------    -------

INCREASE (DECREASE) IN NET
  ASSETS                          629,448    147,018   (14,672)   1,157     189,541     216,041    (206,884)      288,739      6,828

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                       3,430,705    854,497    21,849    3,803   1,016,011     377,260     206,884      462,355
                               ---------- ----------  -------- --------  ----------   ---------    --------    ---------    -------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR      $4,060,153 $1,001,515  $  7,177  $ 4,960  $1,205,552   $ 593,301    $      -    $ 751,094    $ 6,828
                               ---------- ----------  -------- --------  ----------   ---------    --------    ---------    -------
                               ---------- ----------  -------- --------  ----------   ---------    --------    ---------    -------



                                                 (SUPPLEMENTAL INFORMATION BY FUND)
                                      ----------------------------------------------------------------------------------------------

                                                                            T. ROWE   T. ROWE      T. ROWE
                                                               VANGUARD    PRICE       PRICE        PRICE
                              COLUMBIA              SCUDDER      WORLD  INTERNATIONAL SMALL CAP     EQUITY
                               SPECIAL     JANUS  INTERNATIONAL  GROWTH     STOCK       VALUE       INCOME    ISOLATED   PARTICIPANT
                                FUND        FUND       FUND       FUND      FUND       FUND        FUND         FUNDS        LOANS
NET INVESTMENT INCOME
  IN MASTER TRUSTS              $  15,892   $  7,001   $  1,352   $  5,116  $  7,790   $  1,325    $  2,893                 $  8,847

CONTRIBUTIONS:
  Employee pretax contributions     4,624      4,846      1,668      1,976     9,231      1,072         962       $  622
  Employer stock match          ---------  ---------   --------  --------- ---------  ---------   ---------   ----------  --------
      Total contributions           4,624      4,846      1,668      1,976     9,231      1,072         962          622

TRANSFERS FROM (TO) OTHER
  FUNDS                            (8,419)    19,157    (12,651)    33,814   (26,945)     5,472       5,635     (100,982)  (4,709)
                                ---------  ---------   --------  --------- ---------  ---------   ---------   ----------  --------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                    12,097     31,004     (9,631)    40,906    (9,924)     7,869       9,490     (100,360)   4,138

LOANS:
  Repayments                        1,069      2,140      1,776        320     3,105      1,769         312                (78,937)
  Distributions                    (1,172)    (2,424)    (2,121)    (1,286)   (1,758)    (1,604)     (1,504)                98,799

DISTRIBUTIONS TO PARTICIPANTS                                                 (1,398)                                          (761)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                (69)       (36)       (12)       (24)      (75)        (6)        (12)
                                ---------  ---------   --------  --------- ---------  ---------   ---------   ----------  ----------

INCREASE (DECREASE) IN NET
  ASSETS                           11,925     30,684     (9,988)    39,916  ( 10,050)     8,028       8,286    (100,360)      23,239

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                          57,974     15,009     18,072               78,811        629       5,891      206,595     105,065
                                ---------  ---------   --------  --------- ---------  ---------   ---------   ----------  ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR       $  69,899  $  45,693   $  8,084  $  39,916 $  68,761   $  8,657   $  14,177   $  106,235  $  128,304
                                ---------  ---------   --------  --------- ---------  ---------   ---------   ----------  ----------
                                ---------  ---------   --------  --------- ---------  ---------   ---------   ----------  ----------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. It succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged, and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take such actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

     In May 1996, the Plan Sponsor sold the division to which the participants were employed. In accordance with the sale, participants can no longer contribute to the Plan and no longer receive contributions from the Plan Sponsor. All participants became fully vested upon sale of the division. It is Honeywell's intent to hold these assets until the participants are eligible to access them under Plan provisions. There were no other significant changes to the provisions of the Plan.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also subject to certain limitations.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distributions to their accounts.

     (c) Prior to May 1996, the Sponsor contributed between $.25 and $.50 in Honeywell Inc. stock to the participants' Performance Stock Match Fund accounts for each $1.00 participants contributed to their pretax accounts. Such sponsor contributions were limited to a maximum of 4% of the participants' pay. The amount of the Sponsor's contribution depended upon the Sponsor's return on investment (as defined).

     LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain loans in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months after the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified regular full-time or regular part-time employees, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

     VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match Fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Prior to May 1996, such forfeitures are used to reduce the Sponsor's subsequent contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one to five years) maturities.

          BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (one to ten) bonds and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

          JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

          SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry. During the 1996 plan year this fund option was eliminated.

          VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

     At December 31, 1996 and 1995, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive
     Life) guaranteed investment contracts (GICs), with approximately 1% and 2%, respectively, of total net assets available for benefits. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. Distributions have been received from the conservator totaling approximately 80% of the contract balance immediately prior to the conservatorship. As of the report date, June 20, 1997, the Plan has received 93% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with the various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

     After the conservatorship was established, the Sponsor has isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTERESTS IN MASTER TRUSTS

     The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1996 and 1995, the Plan's interest in the net assets of the master trusts was approximately 0.2% and 0.3%, respectively. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in master trusts (in thousands).

                                                       1996              1995
   Investments at fair value:
     Custom funds:
       Government Income Fund                    $    351,723       $   366,474
       Short-Term Bond Fund                            14,095            14,601
       Bonds Plus Fund                                 37,144            27,817
       Stocks Plus Fund                               297,488           278,497
       S&P 500 Fund                                   403,903           324,162
       Honeywell Stock Fund                           440,043           300,564
     Mutual funds, primarily equity securities        335,143           228,849
     Participants' loans                               35,634            30,623
                                                 ------------      ------------
                                                 $  1,915,173      $  1,571,587
                                                 ------------      ------------
                                                 ------------      ------------

   Investment income for master trust is as follows (in thousands):

   Net appreciation of fair value of investments:
     Custom funds:
       Short-Term Bond Fund                      $        604      $      1,414
       Bonds Plus Fund                                  2,874             4,399
       Stocks Plus Fund                                38,909            56,870
       S&P 500 Fund                                    76,126            86,294
       Honeywell Stock Fund                           111,749           101,561
     Mutual funds, primarily equity securities         21,906            26,821
                                                 ------------      ------------
                                                      252,168           277,359
     Interest and dividends                            57,377            43,784
                                                 ------------      ------------
                                                 $    309,545      $    321,143
                                                 ------------      ------------
                                                 ------------      ------------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1996 and 1995, the Plan's interest in the net assets of the master trust was approximately 0.72%. The contract value of the GICs for the master trust was approximately $17.6 million and $20.9 million at December 31, 1996 and 1995, respectively.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the years ended December 31, 1996 and 1995.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1996 were T. Rowe Price Trust Company and First Trust National Association.

     The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in an increase (decrease) in the amount of net assets reported by the trustees of $0 and $10,154 as of December 31, 1996 and 1995, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

     The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represented 5% or more of net assets available for benefits as of December 31, 1996 and 1995.

                                      SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HONEYWELL RETIREMENT INVESTMENT PLAN



Dated:   June 26, 1997                 By:  /s/ Jim Porter
                                           ----------------------------------